Exhibit 99.1

Amsterdam, 18 November 2022

Just Eat Takeaway.com EGM adopts all resolutions

Just Eat Takeaway.com N.V. (LSE: JET, AMS: TKWY), hereinafter the "Company", or together with its group companies "Just Eat Takeaway.com", one of the world’s largest online food delivery marketplaces, has today approved all proposals on the agenda, including sale of its equity stake of approximately 33% in the iFood joint venture to Prosus N.V. (“Prosus”) (the “Transaction”), the proposed appointments to the Supervisory Board and Management Board and the proposed transfer of listing of the Company’s shares.

On 19 August 2022, Just Eat Takeaway.com announced that it had entered into an agreement with MIH Movile Holdings B.V. (“Movile”), an affiliate of Prosus, regarding the sale of the Company’s equity stake of approximately 33% in iFood. The Transaction consideration will comprise €1.5 billion in cash on closing and a deferred consideration, contingent on the performance of the online food delivery sector over the next twelve months, of up to €300 million. Completion of the Transaction is anticipated to occur shortly after the EGM.

The voting results of the adopted resolutions will be published on the website of Just Eat Takeaway.com within five working days. The adopted resolutions also include the (re)appointment of Mr. Andrew Kenny and Mr. Joerg Gerbig as members of its Management Board, and Mr. Dick Boer and Ms. Mieke De Schepper to the Supervisory Board. The appointments of Mr. Joerg Gerbig, Mr. Dick Boer and Ms. Mieke Schipper have become effective immediately. Mr. Andrew Kenny’s appointment to the Management Board is conditional on a positive decision from the Dutch Central Bank which is a requirement under Dutch law.

The Company expects that the transfer of listing from a premium listing to a standard listing will become effective on 19 December 2022 and that trading of its shares will commence in the category of “Standard Listing (shares)” on the Official List at 9.00am CET on the same date.

The voting results from the EGM will shortly be published on the website of Just Eat Takeaway.com. In addition, a copy of the voting results will be submitted to the UK Financial Conduct Authority's National Storage Mechanism and will be available for inspection. The draft minutes will be made available on the Company’s website within three months.

For further information related to the EGM, please visit the Just Eat Takeaway.com website.

Just Eat Takeaway.com

Jitse Groen, CEO

Brent Wissink, CFO

Joerg Gerbig, COO

Investors:
Joris Wilton
E: IR@justeattakeaway.com

Media:
E: press@justeattakeaway.com

For more information, please visit our corporate website: https://justeattakeaway.com

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY) is one of the world’s leading global online food delivery marketplaces.

Headquartered in Amsterdam, the Company is focused on connecting consumers and partners through its platforms. With 680,000 connected partners, Just Eat Takeaway.com offers consumers a wide variety of food choice.

Just Eat Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the United States, the United Kingdom, Germany, the Netherlands, Canada, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Poland, Slovakia, Spain and Switzerland, as well as Colombia and Brazil through its stake in the iFood joint venture.

Market Abuse Regulation

This press release contains inside information (i) as meant in clause 7(1) of the Market Abuse Regulation and (ii) in terms of Article 7(1) of the Market Abuse Regulation as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018.

Disclaimer

Statements included in this press release that are not historical facts are, or may be deemed to be, forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms "anticipates", "expects", "intends", "may" or "will" or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results, reflect the Company's current view with respect to future events and are subject to risks relating to future events, including risks from or uncertainties related to innovation; competition; brand & reputation; acquisitions; global strategic projects; technological reliability and availability; social change, legislation & regulation; data security and privacy; financial reporting, people, operational complexity of hybrid model and integration & transformation, as well as those contained in the Company's filings with the SEC, including the Company's registration statement on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov, and the Company's Annual Reports, which may be obtained free of charge from the Company's corporate website, https://justeattakeaway.com. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made, and the Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement. Readers are cautioned not to place undue reliance on such forward-looking statements.